SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 28 June 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 28 June 2019

LEENA NAIR TO JOIN BT BOARD

Leena Nair is joining the BT Board as a non-executive director and as a member of the Remuneration Committee, the Nominations Committee and the Digital Impact & Sustainability Committee. Her appointment takes effect from the end of BT's Annual General Meeting on 10 July 2019.

Leena brings broad functional HR expertise to the BT Board, and has an outstanding record in driving large scale change and transformation. She has been Chief Human Resources Officer at Unilever, a leading company in the "fast moving consumer goods" sector, since March 2016 where she has overall responsibility for the global people agenda for Unilever's 160,000 employees.  Leena is also a member of Unilever's leadership executive.

She has been a non-executive director of the UK Department for Business, Energy and Industrial Strategy since 2018 and is chair of its Nominations and Governance Committee.

Prior to her current role, Leena held a number of senior HR roles at Unilever, including: Senior Vice President for Leadership and Organisational Development and Global Head of Diversity; Executive Director of Hindustan Unilever; and Vice President HR South Asia.

In welcoming the appointment, BT's Chairman Jan du Plessis, said: "We are delighted to welcome Leena to BT. She brings a deep understanding of the strategic and practical challenges of driving large scale cultural transformation, making her an excellent addition to the Board."

Leena added "I am delighted to be invited to join the Board of BT, an iconic company. I am looking forward to making a contribution to shape the future of this exciting business in a dynamic sector."

- ENDS -

Leena Nair biography

Leena is Chief Human Resources Officer at Unilever, a British-Dutch multinational consumer goods company. She was appointed Chief Human Resources Officer in 2016 and is a member of the Unilever Leadership Executive. Leena is responsible for Unilever's global people agenda, working across 160 markets to help deliver Unilever's business financial performance as well as its environmental and social impact objectives.

Leena is also a non-executive director at the UK Department for Business, Energy and Industrial Strategy, having been on the Board since 2018.

Leena joined Unilever in 1992 and has held a wide variety of roles in HR throughout her career. Between 2013 and 2016, she was Senior Vice President for Leadership and Organisational Development and Global Head of Diversity, and between 2007 and 2012, Leena was Executive Director of Hindustan Unilever and Vice President HR South Asia.

Other roles prior to this included General Manager HPC (Home and Personal Care) and Foods and Head of Management Development.

Leena has an MBA from XLRI - Xavier School of Management (formerly Xavier Labor Relations Institute), India's oldest business school of international repute, and a Bachelor of Engineering (Electronics and Telecommunications) from Walchand College of Engineering.

Enquiries
Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 28 June 2019